VIA ELECTRONIC EDGAR FILING

Russel Mancuso, Esq.

Legal Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

In re: BioSculpture Technology, Inc.

   Amendment No. 5 to Offering Statement on Form 1-A

  Filed August 16, 2016

  File No. 024-10576

Dear Mr. Mancuso:	August 25, 2016

In response to our telephone conversation with your Office yesterday to clarify certain aspects of our projections, the following additions (underlined) and deletions (struck through) were made to that section in the accompanying 5th Amendment.

Projections, page 26

To create projections we make certain market assumptions as to costs and milestone achievements that we believe in our best business judgment are likely to prevail. However, given the uncertainties of both the domestic and world markets and unknown production difficulties we may encounter, added to possible regulatory delays, such projections may or may not prove to be accurate. These serve only to explain how the project~~s~~ions were prepared and as such represent management’s targets that it believes are ~~reasonable~~ attainable.

* * *

The ~~reasonable~~ basis for the time and cost estimates required to develop each product from its present working prototype state into a manufactureable product is based upon much it shares in common with Airbrush® Liposculptor II System in production with 510(k) approval and how much they have in common with one another. Rather than actuating the new hand pieces with pressurized gas, we~~’ll~~ will do it electromechanically, eliminating pneumatic components.

* * *

BioSculpture Technology, Inc.

August 25, 2016

The greater similarity and the less changed as management believes is the case for the Intellimotion® upgrade and the new hand pieces, the more ~~reasonable~~ likely it is to expect 510(k) clearance and expect it to be on the short side of that average. The company chose the Independent Reviewer pathway last time, and Offering proceeds permitting, anticipates opting for it again. Please see RISK FACTORS, Medical Technology and Device Industry Risks on page 7.

* * *

Sales projections are based upon Management’s evaluation of the present market, sales and prices of similar products, current popularity of liposuction and bariatric procedures and trends. As the management is projecting an advertising budget pegged at 20% of gross sales and coupling that with 5% promotional incentives, Management believes it has ~~reasonable~~ sufficient basis for generating the projected unit sales and revenues based on product benefits compared to competing designs. However there is no assurance customers will share Management’s opinion or of customer base acceptance. Please see RISK FACTORS, Customer Base Acceptance, on page 9 and Competition, on page 10.

* * *

In our subscription base model, for the purpose of projecting cumulating consumable sales, we forecast 24 annual liposuctions or bariatric surgeries per purchasing surgeon to date per year and one consumable per procedure, i.e. one consumable in each of two surgeries per ~~a~~ month for each month for which each purchasing physician is in possession of the purchased device. We forecast only one consumable per liposuction or visceral fat aspiration procedure for all years. We envision a combination of independent and salaried representatives but subtracted a sales commission of 20% from gross sales revenues and an additional promotional incentive of 5% (as will be offered only to qualified participating physicians) on all sales. We assume a product liability insurance cost of 5% of gross sales revenues and warranty repair costs estimated at 2% of gross sales revenues.

Attached please find our 5th Amendment. Please contact me for any additional information or questions. Hoping the above is sufficient for your purposes of reviewing and qualifying our offering, I remain,

BioSculpture Technology, Inc.

August 25, 2016

Respectfully,

/s/ Robert L. Cucin, MD
Robert L. Cucin, M.D.
C.E.O.